**Mercedes-Benz Auto Receivables Trust 2023-1**
**Investor Report**
Collection Period Ended        30-Sep-2024

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 21 | |
| Collection Period (from... to) | 1-Sep-2024 | 30-Sep-2024 |
| Determination Date | 10-Oct-2024 | |
| Record Date | 11-Oct-2024 | |
| Distribution Date | 15-Oct-2024 | |
| Interest Period of the Class A-1 Notes (from... to) | 16-Sep-2024 | 15-Oct-2024 | Actual/360 Days | 29 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Sep-2024 | 15-Oct-2024 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 435,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 657,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 657,500,000.00 | 648,341,115.26 | 609,859,637.69 | 38,481,477.57 | 58.526962 | 0.927543 |
| Class A-4 Notes | 118,600,000.00 | 118,600,000.00 | 118,600,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,869,100,000.00** | **766,941,115.26** | **728,459,637.69** | **38,481,477.57** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 47,928,299.76 | 47,925,707.49 | 47,925,707.49 |
| Adjusted Pool Balance | 1,917,028,299.76 | 814,866,822.75 | 776,385,345.18 |
| Yield Supplement Overcollateralization Amount | 200,704,831.25 | 80,412,796.36 | 76,120,568.02 |
| **Pool Balance** | **2,117,733,131.01** | **895,279,619.11** | **852,505,913.20** |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 47,928,299.76 | 2.50% |
| Target Overcollateralization Amount | 47,925,707.49 | 2.50% |
| Current Overcollateralization Amount | 47,925,707.49 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.090000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 4.510000% | 2,436,682.02 | 3.705980 | 40,918,159.59 | 62.232942 |
| Class A-4 Notes | 4.310000% | 425,971.67 | 3.591667 | 425,971.67 | 3.591667 |
| **Total** | | **$2,862,653.69** | | **$41,344,131.26** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 40,591,673.01 | (1) Total Servicing Fee | 746,066.35 |
| Interest Collections | 3,787,597.24 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 790,272.21 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 1,080,411.94 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 2,862,653.69 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 183,543.95 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **46,433,498.35** | (6) Regular Principal Distributable Amount | 38,481,477.57 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **46,433,498.35** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 4,343,300.74 |
| | | **Total Distribution** | **46,433,498.35** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 746,066.35 | 746,066.35 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 2,862,653.69 | 2,862,653.69 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 2,436,682.02 | 2,436,682.02 | 0.00 |
| thereof on Class A-4 Notes | 425,971.67 | 425,971.67 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 2,862,653.69 | 2,862,653.69 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 38,481,477.57 | 38,481,477.57 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 38,481,477.57 | 38,481,477.57 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 4,792,570.75 |
| Reserve Fund Amount - Beginning Balance | 4,792,570.75 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 18,843.12 |
| minus Net Investment Earnings | 18,843.12 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,792,570.75 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 18,843.12 |
| Net Investment Earnings on the Collection Account | 164,700.83 |
| Investment Earnings for the Collection Period | 183,543.95 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 2,117,733,131.01 | 52,827 |
| Pool Balance beginning of Collection Period | 895,279,619.11 | 33,689 |
| Principal Collections | 27,153,358.52 | |
| Principal Collections attributable to Full Pay-offs | 13,438,314.49 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 2,182,032.90 | |
| Pool Balance end of Collection Period | 852,505,913.20 | 32,855 |
| Pool Factor | 40.26% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 4.85% | 5.08% |
| Weighted Average Number of Remaining Payments | 54.32 | 35.44 |
| Weighted Average Seasoning (months) | 13.16 | 34.05 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 835,001,890.68 | 32,415 | 97.95% |
| 31-60 Days Delinquent | 12,646,533.80 | 333 | 1.48% |
| 61-90 Days Delinquent | 3,208,873.56 | 75 | 0.38% |
| 91-120 Days Delinquent | 1,648,615.16 | 32 | 0.19% |
| Total | 852,505,913.20 | 32,855 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.570% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| **Losses (1)** | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 2,182,032.90 | 74 | 61,360,168.44 | 1,553 |
| Principal Net Liquidation Proceeds | 785,053.09 | | 21,106,183.91 | |
| Principal Recoveries | 1,038,914.16 | | 14,972,817.44 | |
| Principal Net Loss / (Gain) | 358,065.65 | | 25,281,167.09 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.492% |
| Prior Collection Period | 0.899 % |
| Second Prior Collection Period | 2.756 % |
| Third Prior Collection Period | 0.145 % |
| Four Month Average | 1.073% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 1.194% |
| **Average Net Loss / (Gain)** | 16,278.92 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.